

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2012

<u>Via E-mail</u>
Joshua G. Sisk
President
OICco Acquisition I, Inc.
4412 8th St. SW
Vero Beach, FL 32968

   Re: OICco Acquisition I, Inc.
     Post-Effective Amendment No. 2 to Form S-1
     Filed January 25, 2012
     File No. 333-162084

Dear Mr. Sisk:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. Your response to our prior comment 2 is unclear. Please confirm that you will be filing such reports.

2. We note your response to our prior comment 1. Please revise your filing so that it is a complete registration statement that addresses all items required by the form and includes all information required by the form regarding the registrant and the companies being acquired. For example, it is unclear why you have not provided the information required by Item 102 of Regulation S-K, Item 103 of Regulation S-K, Item 303 of Regulation S-K, Item 403 of Regulation S-K, Item 404 of Regulation S-K and the undertakings required by Item 512 of Regulation S-K. Please also file all exhibits required by Item 601 of Regulation S-K and revise your registration statement to include an exhibit index.

3. Please revise to clarify whether you intend for your securities to be traded on any markets. If so, please revise to disclose the identity of this market and to discuss the status of your application to be listed on such market.

Prospectus Cover Page

4.   Please revise to include the disclosure required by Item 501(b)(5) and (7) of Regulation S-K.

Part I: Information Required in Prospectus, page 4

5.   Please revise your disclosure in this section to explain what the investors are being asked to do regarding this reconfirmation offering, including describing the purpose of this reconfirmation offering, a description of the acquisitions of the acquired companies and a description of the businesses of these acquired companies.

6.   It is unclear why the disclosure in the sections: "Item 4- Use of Proceeds," "Item 5 – Determination of Offering Price," "Item 6- Dilution" and "Plan of Distribution" has not been updated to reflect the appropriate disclosure for this reconfirmation offering and information as of the most recent practicable date. Please revise or advise.

7.   Please revise your disclosure to clarify the amount of proceeds from the initial offering, including the gross offering proceeds received to date, specifying the amounts paid for underwriter commissions, underwriting expenses and dealer allowances, amounts disbursed to the registrant, and amounts remaining in the escrow or trust account; and the specific amount, use and application of funds disbursed to the registrant to date, including, but not limited to, the amounts paid to officers, directors, promoters, controlling shareholders or affiliates, either directly or indirectly, specifying the amounts and purposes of such payments. See Rule 419(e)(1)(ii) of Regulation C.

Financial Statements

8.   Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X**.**

September 30, 2011 Unaudited Financial Statements for OICco Acquisition I, Inc., page F-1

9.   Please refer to your response to our prior comment 9. In light of the fact that the acquisition with Liberty has not yet closed, please revise to present the financial statements of OICco on pages F-1 through F-6 without the effects of the Liberty acquisition that has not yet closed.

10.   Since it appears that the OICco continues to be in the development stage as of September 30, 2011, as part of your revised interim financial statements or updated financial statements, please include the period from inception through your most current period presented for each applicable financial statement (i.e. statement of operations, cash flows and stockholders' (deficit) equity, as applicable).

Information with Regard to the Acquisition Candidates, page 9

11.   Please revise to include information required by Item 101 of Regulation S-K for both of the companies to be acquired. Your disclosure should clarify the status of the products and businesses of Liberty Electric Cars, Ltd. and the Imperial Automotive Group, Inc. including products those businesses currently sell and what products are still currently in development.

Management Team of Acquisition Candidates, page 16

12.   We note your new disclosure in this section. However, please revise to also provide the information required by Item 401 of Regulation S-K for your current directors and executive officers.

Executive Compensation of Acquisition Candidates, page 20

13.   We note your new disclosure in this section. However, please revise to also provide the information required by Item 402 of Regulation S-K for your current directors and named executive officers.

Financial Information For the Acquisition Candidates, page 21

Unaudited Pro Forma Combined Financial Information, page II-16

OIC Reverse Merger on September 6, 2011, page II-16

14.   In light of the fact that the acquisition with Liberty and Imperial have not yet closed, please revise the headings which currently state OIC, Reverse Merger as of September 6, 2011 and OIC, Reverse Merger on October 14, 2011, which appear to indicate that these mergers closed on such dates.

15.   Please refer to our prior comment 10. While we note your response indicates that the pro forma financial statements have been revised, it appears that your amendment continues to include pro forma balance sheets as of December 31, 2010. As previously indicated, a pro forma balance sheet giving effect to the transaction should be presented as of the end of the most recent period for which a consolidated balance sheet of the registrant is required. Please revise your pro forma financial statements to present them as of September 30, 2011, the date of the most recent interim financial statements required. See Rule 8-05 of Regulation S-X for guidance. Also note this comment applies to the pro forma information provided for the acquisition of Imperial that is presented on page II-18.

OICco Reverse Merger on October 14, 2011 with Imperial Auto Group, page II-18

16.   We note your response to our prior comment 14 that you have concluded that the
       acquisition of Imperial will be a business acquisition as prescribed by FASB ASC 805
       rather than a reverse merger. However, it does not appear that you have revised your
       disclosure regarding your anticipated accounting as part of the pro forma balance sheet
       presented on page II-18 or foot notes presented on page II-19. We note your disclosure
       as part of note 4 continues to indicate that you have determined that the acquisition of
       Imperial Auto Group is a reverse merger. Please respond to the following:

   - Please revise your notes to indicate your accounting for the acquisition of
     Imperial as a business acquisition in accordance with FASB ASC 805.
   - Please revise your pro forma adjustments and presentation on page II-18 to reflect
     the business combination, specifically notes 2, 3, and 4.
   - Please explain why your pro forma balance sheet does not include the assets of
     Imperial, as indicated in your audited financial statements on page II-36.
   - As noted above, please also revise the heading to eliminate the reference to a
     reverse merger, revise to eliminate your heading that indicates the acquisition was
     completed on October 14, 2011, and present the pro forma balance sheet as of
     September 30, 2011 (the most recent period that financial statements are
     required).

Financial Statements of Liberty Electric Car Limited, page II-20

17.   Please refer to our prior comment 11. While your response indicates that interim
       financial statements for the period ended September 30, 2011 have been included, we are
       unable to locate those financial statements. Please revise to provide the interim financial
       statements for the interim periods specified in Rule 8-03 of Regulation S-X, which, based
       on the information in your filing, appears should be as of and for the interim period ended
       September 30, 2011 and for the required comparable interim period of the preceding
       fiscal year.

Notes to the Financial Statements, page II-26

Note 1 – Summary of Significant Accounting Policies, page II-26

Revenue Recognition, page II-27

18.   Please refer to our prior comment 12. Despite your response that this disclosure has been
       revised, we continue to note your disclosure that the company has been in the
       development stage since inception and has no operations to date, and the company
       currently does not have a means for generating revenue. This disclosure does not appear
       to be consistent with the related financial statements presented. Please revise to disclose
       Liberty's current revenue recognition policy.

Financial Statements of Imperial Automotive Group, Inc., page II-34

19.   Please revise the notes to these financial statements to clearly indicate the date Imperial
        has adopted as its fiscal year end.

Item 13 – Other Expenses of Issuance and Distribution, page II-1

20.   Please revise to ensure that this disclosure relates to the reconfirmation offer. For
        example, we note the language "assuming the maximum proceeds are raised."

Exhibit 23.1

21.   We note that the auditors consent refers to Liberty and Imperial as subsidiaries of the
        company. In light of the fact that the acquisitions have not yet been completed, please
        ask your auditors to revise their consent accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, before we can declare the amended registration
statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

Joshua G. Sisk
OICco Acquisition I, Inc.
February 6, 2012
Page 6

You may contact Julie Sherman at 202-551-3640 or Jeffrey Jaramillo, Branch Chief, at 202-551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at 202-551-3316 or Jay Mumford at 202-551-3637 with any other questions.

Sincerely,

/s/ Jay Mumford for

Amanda Ravitz
Assistant Director

cc (by e-mail): Harold Gewerter, Esq.